UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Signature Group Holdings, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

82670C100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,768,772
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,768,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 446,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 446,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KTOWN, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 219,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 219,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,181
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER 45,181
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,478,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON J. HUNTER BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON ROBERT A. PEISER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,181
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 171,181
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,181**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON LAURIE M. SHAHON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON JOYCE WHITE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON ROBERT WILLENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 7, 2011, James Albert McIntyre delivered written notice of his termination of obligations under the Solicitation Agreement (the “Termination Notice”).  Pursuant to Item 10 of the Solicitation Agreement, which provides for 24 hours’ written notice of termination of any party’s obligations, Mr. McIntyre’s obligations under the Solicitation Agreement terminated on December 8, 2011.  In the Termination Notice, Mr. McIntyre also withdrew his nomination by Master Fund for election to the Issuer’s Board of Directors at the Issuer’s 2011 annual meeting of stockholders.  Master Fund reserves its right under the Nomination Letter to substitute an individual to serve as a nominee in place of Mr. McIntyre.

The Issuer announced on December 5, 2011, that it plans to hold its annual meeting of shareholders in May 2012 (the “Annual Meeting”).  The Issuer has not held an annual meeting of shareholders since 2006 in violation of the Bylaws which provide that an annual meeting of shareholders for the election of directors shall be held each year.  The Reporting Persons intend to continue to consider all alternatives and reserve all rights in the event that the Issuer does not announce the exact date, time and location for the Annual Meeting as promptly as practicable.

While the Reporting Persons continue to deny any claims or notion that they were at any time an “Acquiring Person,” as defined in that certain Rights Agreement, dated as of October 23, 2007, as amended (the “Rights Agreement”), in light of the Termination Notice, the Reporting Persons believe it is clear that there is no basis for any determination that the Reporting Persons are an Acquiring Person and urge the Board to declare that the Reporting Persons are not an Acquiring Person under the Rights Agreement as promptly as practicable.  The Reporting Persons continue to reserve all rights in connection herewith.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 117,431,856 Shares outstanding, as of November 30, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on December 12, 2011.

As of the date hereof, Master Fund owned directly 4,768,772 Shares, constituting approximately 4.1% of the Shares outstanding, Fund II owned directly 446,000 Shares, constituting less than one percent of the Shares outstanding and Ktown owned directly 219,000 Shares, constituting less than one percent of the Shares outstanding.  By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of Kingstown Capital, Kingstown Management, General Partner and Messrs. Blitzer and Shanon may be deemed to beneficially own the Shares owned directly by the Funds.

As of the date hereof, Mr. Blitzer owned directly 45,181 Shares, constituting less than one percent of the Shares outstanding.

As of the date hereof, Mr. Peiser directly owned 171,181 Shares constituting less than one percent of the Shares outstanding.  Mr. Peiser, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to be the beneficial owner of the 5,478,953 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Peiser disclaims beneficial ownership of such Shares.

CUSIP NO. 82670C100

None of Messrs. Brown and Willens and Mmes. Shahon and White directly owns any Shares.  Each of Messrs. Brown and Willens and Mmes. Shahon and White, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, is deemed to be a beneficial owner of the 5,650,134 Shares beneficially owned in the aggregate by the other Reporting Persons.  Each of Messrs. Brown and Willens and Mmes. Shahon and White disclaims beneficial ownership of such Shares.

(b)           Each of Master Fund, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Master Fund.  Each of Fund II, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Fund II.  Each of Ktown, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Ktown.  Mr. Peiser has sole voting and dispositive power over the Shares he owns directly.

(c)           No Reporting Person has entered into any transactions in the Shares during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of December 8, 2011, the Reporting Persons beneficially owned in the aggregate approximately 4.8% of the Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 8, 2011, the obligations of Mr. McIntyre under the Solicitation Agreement terminated.

CUSIP NO. 82670C100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS II, L.P.

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. 82670C100

KINGSTOWN CAPITAL PARTNERS, LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER, Individually and as attorney-in-fact for J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White and Robert Willens

/s/ Guy Shanon
GUY SHANON